Exhibit 99.1

PainReform Completes First Part of Phase 3 Clinical Trial
in Patients Undergoing Bunionectomy Surgery

First 15 patients administered PRF-110 intra-operatively

Tel Aviv, Israel – March 28, 2023 – PainReform Ltd. (Nasdaq: PRFX) ("PainReform" or the "Company"), a clinical-stage specialty pharmaceutical company focused on the reformulation of established therapeutics, today announced completion of treatment for the first part, of its two-part Phase 3 clinical trial of PRF-110, in which 15 patients were enrolled and administered PRF-110 intra-operatively to review surgeon’s handling of PRF-110, optimize drug product placement, enabling tools and measure peak blood concentration. The Phase 3 trial is a randomized, double-blind, placebo- and active-controlled, multicenter study to evaluate the analgesic efficacy and safety of intra-operative administration of PRF-110 following unilateral bunionectomy. PRF-110 is an oil-based, viscous, clear solution that is deposited directly into the surgical wound bed prior to closure to provide localized and extended post-operative analgesia.

The first part of the Phase 3 trial was conducted at two clinical sites in Texas (First Surgical Hospital in Bellaire Texas and Endeavor Clinical Trials in San Antonio Texas). This first part of the study also served to train surgeons in best practices for administering PRF-110, optimally covering inner wound surfaces for most efficient analgesia. Initial pharmacokinetic data on the first 15 patients is expected in May 2023.  Following the successful conclusion of this part of the trial the second, larger, part of the trial will start recruiting patients.

Ilan Hadar, Chief Executive Officer of Pain Reform, stated, “Completion of enrollment and administration of PRF-110 in the first part of our Phase 3 clinical trial marks a major clinical milestone for PRF-110.  Notably, this was the first time PRF-110 was used in bunionectomy procedures and we took this opportunity to refine the procedure for applying PRF-110 during this form of surgery. After we witnessed these surgeries first hand in Houston and in San Antonio, as well as the application of PRF-110, we are highly encouraged by what we have seen so far.  We look forward to evaluating the PK results, and then immediately transitioning to the next part of our Phase 3 trial.”

The second part of the trial will be double-blinded, in which the Company plans to randomize approximately 400 patients at up to seven clinical sites in the U.S. PRF-110 will be administered intra-operatively and patients will be divided into three cohorts, PRF-110, ropivacaine, and placebo in a 2:2:1 ratio. The primary efficacy endpoint is mean area under the curve (AUC) of the numerical rating scale (NRS) of pain intensity scores over 72 hours (AUC0-72) for PRF-110 compared with placebo. Secondary efficacy endpoints include: mean AUC0-72 of the NRS of pain intensity scores for PRF-110 compared with plain ropivacaine; total post-surgery opioid consumption (in morphine equivalents) over 72 hours for PRF-110 compared with saline placebo; the proportion of subjects who are opioid-free through 72 hours for PRF-110 compared to that of plain ropivacaine; and the total postoperative opioid consumption through 72 hours for PRF-110 compared to that of plain ropivacaine. Safety endpoints include incidence of treatment emergent adverse events and serious adverse events, physical examination, vital signs and wound healing.

As previously reported, PRF-110 provided pain reduction for up to 72 hours post-operatively in the Company’s prior Phase 2 proof-of-concept clinical study in herniorrhaphy (hernia repair). PRF-110 is a highly uniform solution, resulting in consistent sustained and extended release of the analgesic. Ropivacaine, the active drug used in PRF-110, is a safe, well-tolerated, and well-characterized local anesthetic. The other components that make up the remainder of the PRF-110 formulation have been designated by the FDA as Generally Recognized as Safe (GRAS), by the FDA, mitigating many potential safety issues that are common in drug development.

About PainReform

PainReform is a clinical-stage specialty pharmaceutical company focused on the reformulation of established therapeutics. PRF-110, the Company's lead product, is based on the local anesthetic ropivacaine, targeting the post-operative pain relief market. PRF-110 is an oil-based, viscous, clear solution that is deposited directly into the surgical wound bed prior to closure to provide localized and extended post-operative analgesia. The Company's proprietary extended-release drug-delivery system is designed to provide an extended period of post-surgical pain relief without the need for repeated dose administration while reducing the potential need for the use of opiates. For more information, please visit www.painreform.com.

Notice Regarding Forward-Looking Statements
This press release contains forward-looking statements about our expectations, beliefs and intentions. Forward-looking statements can be identified by the use of forward-looking words such as "believe", "expect", "intend", "plan", "may", "should", "could", "might", "seek", "target", "will", "project", "forecast", "continue" or "anticipate" or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements are based on assumptions and assessments made in light of management's experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements in this press release are made as of the date of this press release, and we undertake no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of our control. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward- looking statements, including, but not limited to, the following: our history of significant losses, our need to raise additional capital and our ability to obtain additional capital on acceptable terms, or at all; our dependence on the success of our initial product candidate, PRF-110; the outcomes of preclinical studies, clinical trials and other research regarding PRF-110 and future product candidates;  the impact of the COVID-19 pandemic on our operations; our limited experience managing clinical trials; our ability to retain key personnel and recruit additional employees; our reliance on third parties for the conduct of clinical trials, product manufacturing and development; the impact of competition and new technologies; our ability to comply with regulatory requirements relating to the development and marketing of our product candidates; commercial success and market acceptance of our product candidates; our ability to establish sales and marketing capabilities or enter into agreements with third parties and our reliance on third party distributors and resellers;  our ability to establish and maintain strategic partnerships and other corporate collaborations; the implementation of our business model and strategic plans for our business and product candidates; the scope of protection we are able to establish and maintain for intellectual property rights and our ability to operate our business without infringing the intellectual property rights of others; the overall global economic environment; our ability to develop an active trading market for our ordinary shares and whether the market price of our ordinary shares is volatile; and statements as to the impact of the political and security situation in Israel on our business. More detailed information about the risks and uncertainties affecting us is contained under the heading "Risk Factors" included in the Company's most recent Annual Report on Form 20-F and in other filings that we have made and may make with the Securities and Exchange Commission in the future.

Contact:

Crescendo Communications, LLC
Tel: 212-671-1021
Email: prfx@crescendo-ir.com

Ilan Hadar
Chief Executive Officer
PainReform Ltd.
Tel: +972-54-5331725
Email: ihadar@painreform.com